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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           GRC INTERNATIONAL, INC.
            --------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.10 PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   361922 10 7
                ------------------------------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------


                             MARILYN J. WASSER, ESQ.
                          VICE PRESIDENT AND SECRETARY
                                   AT&T CORP.
                            32 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10013-2412
                            TELEPHONE: (212) 387-5400
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                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)


                                FEBRUARY 14, 2000
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                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: | |.

                              Page 1 of 7 Pages

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



                                  SCHEDULE 13D
-----------------------------                            -----------------------

   CUSIP No. 361922 10 7                                    Page 2 of 7 Pages

-----------------------------                            -----------------------

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   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    AT&T CORP.
                    I.R.S. IDENTIFICATION NO. 13-4924710
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  |X|
                                                            (b)  | |
--------------------------------------------------------------------------------
   3          SEC USE ONLY
                                                                 | |
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC, OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 | |
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   6          CITIZENSHIP OR PLACE ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         -0-*

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         3,709,700*

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         -0-*

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-*

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          3,709,700*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      | |
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    29.7%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

                   * On February 14, 2000, AT&T Corp. ("AT&T") and LMN Corporation (the "Purchaser") entered into Stockholder Agreements (the "Stockholder Agreements") with two stockholders (the "Stockholders") of GRC International, Inc. ("GRC International"), which are described in Section 11 of the Offer to Purchase dated February 22, 2000 (the "Offer to Purchase") which was filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on February 22, 2000 by AT&T and the Purchaser (the "Schedule TO"). Pursuant to the Stockholder Agreements, the Stockholders generally have agreed to tender in accordance with the terms of the tender offer described in the Schedule TO, an aggregate of 3,709,700 shares of common stock, par value $.10 per share, of GRC International (the "Common Stock"). In addition, the parties to the Stockholder Agreements have granted limited irrevocable proxies with respect to such shares of Common Stock to AT&T.

                                  SCHEDULE 13D
-----------------------------                            -----------------------

   CUSIP No. 361922 10 7                                    Page 3 of 7 Pages

-----------------------------                            -----------------------

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   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    LMN CORPORATION
                    I.R.S. IDENTIFICATION NO. 36-4345949
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  |X|
                                                      (b)  | |
--------------------------------------------------------------------------------
   3          SEC USE ONLY
                                                           | |
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC, OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           | |
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
                         -0-+

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         3,709,700+

BENEFICIALLY
              ------------------------------------------------------------------
               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         -0-+

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-+

 PERSON WITH
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          3,709,700+
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                      | |
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    29.7%+
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

                   + On February 14, 2000, AT&T Corp. ("AT&T") and LMN Corporation (the "Purchaser") entered into Stockholder Agreements (the "Stockholder Agreements") with two stockholders (the "Stockholders") of GRC International,
                   Inc. ("GRC International"), which are described in
                   Section 11 of the Offer to Purchase dated February
                   22, 2000 (the "Offer to Purchase") which was filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on February 22, 2000 by AT&T and the Purchaser (the "Schedule TO"). Pursuant to the Stockholder Agreements, the Stockholders generally have agreed to tender in accordance with the terms of the tender offer described in the Schedule TO, an aggregate of 3,709,700 shares of common stock, par value $.10 per share, of GRC International (the "Common Stock"). In addition, the parties to the Stockholder Agreements have granted limited irrevocable proxies with respect to such shares of Common Stock to AT&T.

ITEM 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock of GRC International, a Delaware corporation. GRC International's principal executive offices are located at 1900 Gallows Road, Vienna, Virginia 22182.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) - (c) and (f). This Schedule 13D is being filed by AT&T and the Purchaser. Reference is made to the information set forth in the "Introduction,"
Section 9 ("Certain Information Concerning AT&T and the Purchaser"), and
Schedule I ("Directors and Executive Officers of AT&T and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

            (d) - (e) During the last five years, neither AT&T, the Purchaser, nor, to the knowledge of AT&T or Purchaser, any of the persons listed on
Schedule I (Directors and Executive Officers of AT&T and the Purchaser) of the Offer to Purchase, which is incorporated herein by reference, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.     PURPOSE OF THE TRANSACTION.


            Reference is hereby made to the information set forth in the "Introduction," Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Securities Exchange Act Registration; Margin Regulations"), Section 10 ("Background of the Offer; Contacts with GRC International"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreements; Appraisal Rights; Plans for GRC International") and
Section 13 ("Dividends and Distributions") of the Offer to Purchase, which is incorporated herein by reference.

Except for the foregoing, AT&T and the Purchaser have no plans or proposals which relate to or would result in:
(a) the acquisition of any additional securities of GRC International, or the disposition of any securities of GRC International;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving GRC International or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of GRC International or any of its subsidiaries;

(d) any change in the present board of directors or management of GRC International, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e) any material change in the present capitalization or dividend policy of GRC International;


                                     4 of 7

(f) any material change in GRC International's business or corporate structure;

(g) any change in GRC International's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of GRC International by any person;

(h) causing a class of securities of GRC International to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of GRC International becoming eligible for termination and registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)         any action similar to the foregoing.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.


      (a)-(d) Reference is hereby made to the information set forth in the "Introduction", Section 9 ("Certain Information Concerning AT&T and the Purchaser"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreements; Appraisal Rights; Plans for GRC International") and
Schedule I ("Directors and Executive Directors of AT&T and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference, and to the information set forth in Items 7 through 11 and Item 13 on the cover pages to this Schedule 13D.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


      Reference is hereby made to the information set forth in "Introduction,"
Section 9 ("Certain Information Concerning AT&T and the Purchaser"), Section 11 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreements; Appraisal Rights; Plans for GRC International") of the Offer to Purchase, which is incorporated herein by reference.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Offer to Purchase, dated February 22, 2000 (Incorporated by reference to Exhibit (a)(1) to the Schedule TO).

2. Agreement and Plan of Merger, dated as of February 14, 2000, among AT&T, the Purchaser and GRC International (Incorporated by reference to Exhibit (d)(1) to the Schedule TO).

3. Stockholder Agreement, dated as of February 14, 2000, among AT&T, the Purchaser and Cilluffo Associates, L.P. (Incorporated by reference to Exhibit (d)(3) to the Schedule TO).

4. Stockholder Agreement, dated as of February 14, 2000, among AT&T, the Purchaser and Gerald R. McNichols (Incorporated by reference to Exhibit
         (d)(4) to the Schedule TO).


                                     5 of 7

                                  SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  February 24, 2000

                                    AT&T CORP.



                                      By: /s/ Gary A. Swenson
                                      Name: Gary A. Swenson
                                      Title: Assistant Secretary



                                    LMN CORPORATION



                                      By: /s/ Gary A. Swenson
                                      Name: Gary A. Swenson
                                      Title: Secretary













                                     6 of 7

                              INDEX OF EXHIBITS

1. Offer to Purchase, dated February 22, 2000 (Incorporated by reference to Exhibit (a)(1) to the Schedule TO).

2. Agreement and Plan of Merger, dated as of February 14, 2000, among AT&T Corp., LMN Corporation and GRC International, Inc. (Incorporated by reference to Exhibit (d)(1) to the Schedule TO).

3. Stockholder Agreement, dated as of February 14, 2000, among AT&T Corp., LMN Corporation and Cilluffo Associates, L.P. (Incorporated by reference to Exhibit (d)(3) to the Schedule TO).

4. Stockholder Agreement, dated as of February 14, 2000, among AT&T Corp., LMN Corporation and Gerald R. McNichols (Incorporated by reference to Exhibit (d)(4) to the Schedule TO).


















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